UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group LLC

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

November 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the  following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 12

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 70211M109	Page 3 of 12

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: HC

CUSIP No. 70211M109	Page 4 of 12

1	NAME OF REPORTING PERSON: HSAC Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: HC

CUSIP No. 70211M109	Page 5 of 12

1	NAME OF REPORTING PERSON: Saban Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 70211M109	Page 6 of 12

1	NAME OF REPORTING PERSON: SCG Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: HC

CUSIP No. 70211M109	Page 7 of 12

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 70211M109	Page 8 of 12

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 70211M109	Page 9 of 12

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

The statement on Schedule 13D filed on February 8, 2013, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer”), (the “Original Filing,” and as amended previously and by this Amendment No. 13, the “Schedule 13D”), as previously amended by the amendment dated October 17, 2013 (“First Amendment”), the amendment dated December 23, 2013 (the “Second Amendment”), the amendment filed on May 20, 2014 (the “Third Amendment”), the amendment filed on October 19, 2015 (the “Fourth Amendment”), the amendment filed on June 12, 2017 (the “Fifth Amendment”), the amendment filed on June 22, 2017 (the “Sixth Amendment”), the amendment filed on October 9, 2018 (the “Seventh Amendment”), the amendment filed on October 30, 2018 (the “Eighth Amendment”), the amendment filed on April 25, 2019 (the “Ninth Amendment”), the amendment filed on June 25, 2019 (the “Tenth Amendment”), the amendment filed on September 23, 2019 (the “Eleventh Amendment”), and the amendment filed on November 8, 2019 (the “Twelfth Amendment”), is hereby further amended as set forth below by this Amendment No. 13 (this “Amendment”). This Amendment supplements and amends the Schedule 13D to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing as previously amended.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment was filed as Exhibit 99.1 to the Original Filing.

Item 3 of Schedule 13D is amended by adding the following sentence at the end of subsection entitled “Scailex Share Purchase Agreement” under Item 3:

The disclosures set forth in Item 4 of this Amendment are hereby incorporated by reference in this Item 3.

Item 4 of Schedule 13D is amended by adding the following sentence at the end of Item 4:

On November 10, 2019, S.B. Israel received a Notice of Event of Default and Acceleration of Debt (the “Notice of Acceleration”) from the Hermetic Trust, the trustee of the Notes, pursuant to which all of the Notes, together with accrued interest and all other amounts accrued under the Issue Documents (as defined in the Note Terms) were accelerated and made immediately due and payable by S.B. Israel to the Noteholders. The Notice of Acceleration also provided that if S.B. Israel does not immediately pay all such accelerated amounts, the Hermetic Trust and the Noteholders may take any action to recover amounts due in respect of the Notes which are unpaid, including, without limitation, enforcing any security interest.

On November 11, 2019, S.B. Israel delivered a Consent to Enforcement and Foreclosure Proceedings to Advent and the Hermetic Trust (the “Consent”), pursuant to which: (a) S.B. Israel consents that Advent will commence enforcement and foreclosure proceedings with respect to the pledges created to secure the Notes, including the Pledged Shares (the “Pledged Assets”); (b) S.B. Israel consents to the appointment of Advocate Ehud Sol as a receiver over the Pledged Assets, provided that he will undertake, subject to court approval, that in the event of sale of the Pledged Assets and the underlying Pledged Partner Shares to a third party, he will conduct such a sale process in good faith and apply a sale process that is objective, reasonable and transparent in order to achieve maximization of the proceeds in such a sale of control via the Pledged Partner Shares to third parties, and that Advocate Ehud Sol will keep S.B. Israel and its shareholders reasonably apprised of the sale process; and (c) S.B. Israel consents that if so requested by Advent or such receiver, the Pledged Shares will be foreclosed by way of payment in kind and the replacement of the Notes for the Pledged Shares, provided that the transfer of the Pledged Shares to Advent (or at Advent’s election, an entity controlled (by majority voting and economic interest, directly or indirectly) by CK Hutchison Holdings Limited) will be completed within 9 months from the date of the Consent.

On November 11, 2019, Advent applied to the Tel Aviv District court with a motion to enforce and foreclose proceedings with respect to the Pledged Assets and to appoint Advocate Ehud Sol as a receiver over the Pledged Assets; the motion was supported by the Consent. On November 12, 2019, the District Court of Tel Aviv appointed Ehud Sol as receiver and issued an order which order vests with the appointed receiver all rights related to the Pledged Shares, including the right to participate in the Issuer’s shareholders’ meetings, the right to vote the Pledged Shares, the right to receive dividends, and any contractual right related to the Pledged Shares (the “Receiver Appointment”). As a result of the Receiver Appointment, as of November 12, 2019, the Reporting Persons ceased to beneficially own any Ordinary Shares of the Issuer.

On November 11, 2019, S.B. Israel, Advent and MLG&LB Trust Ltd. (“Meitar”) entered into certain letter agreements, pursuant to which, among other things, S.B. Israel undertakes that an affiliate of S.B. Israel will deposit cash with Meitar to be used, subject to the terms and conditions of such letter agreements, to make certain payments in respect of the Notes and the Contingent Settlement Agreement.

The foregoing summary of the Consent is not intended to be complete and is qualified in its entirety by reference to the Consent, a copy of which is attached hereto as Exhibit 99.11.

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) On November 12, 2019, upon the Receiver Appointment, the Reporting Persons ceased to beneficially own any Ordinary Shares.

(b) On November 12, 2019, upon the Receiver Appointment, the Reporting Persons ceased to have or share voting or investment power over of any Ordinary Shares.

(c) The information set forth in Item 4 of this Amendment is hereby incorporated into this Item 5(c) by reference. Except as set forth in this Schedule 13d, none of the Reporting Persons has engaged in any transaction during the past 60 days in respect of any Ordinary Shares.

(d) The information set forth in Item 4 of this Amendment is hereby incorporated into this Item 5(c) by reference.

(e) The Reporting Persons ceased to beneficially own more than five percent of the outstanding Ordinary Shares on November 12, 2019.

Item 6 of Schedule 13D is amended by adding the following sentence at the end of subsection entitled “Scailex Share Purchase Agreement” under Item 6:

The disclosures set forth in Item 4 of this Amendment are hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7*	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

Exhibit 99.8*	Agreement dated June 10, 2017 between S.B. Israel Telecom Ltd. and Hermetic Trust, as the trustee of the Notes

Exhibit 99.9*	Consent Letter dated October 25, 2018 between S.B. Israel Telecom Ltd. and Hermetic Trust, as the trustee of the Notes

Exhibit 99.10*	Form of Agreement between S.B. Israel Telecom Ltd. and Adv. Ady Fighel, in his capacity as the Permanent Receiver for assets pledged by Scailex Corporation Ltd. in favor of the Bondholders (Series 10) of Scailex Corporation Ltd. [English translation from Hebrew]

Exhibit 99.11	Consent to Enforcement and Foreclosure Proceedings [English translation from Hebrew]

*	previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2019

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group LLC, the general partner of HSAC Investments LP

SABAN CAPITAL GROUP LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban